Exhibit 99.1

news release

For Immediate Release

Encana to sell its interest in proposed Kitimat liquefied natural gas export terminal

Calgary, Alberta (December 24, 2012) TSX, NYSE:ECA

Encana Corporation (Encana) has agreed to sell its 30 percent interest in the proposed Kitimat liquefied natural gas (LNG) export terminal project to Chevron Canada Limited (Chevron), subject to regulatory approvals and post-closing adjustments. Included in the sale are Encana’s 30 percent interest in the associated Pacific Trail Pipelines as well as approximately 32,500 acres of undeveloped land in the Horn River Basin of northeastern British Columbia and the assumption of Encana’s take-or-pay processing commitments for the first phase of the Cabin Gas Plant.

“This investment by Chevron, a multinational LNG player, represents a key step in the development of LNG export from Western Canada,” says Randy Eresman, Encana’s President & CEO. “Our main goal since we first acquired an interest in Kitimat LNG almost two years ago was to help ensure the progression of this project towards its development. While we are no longer a direct participant in this project, we continue to support LNG export as vital to diversifying markets for North American natural gas.”

In March 2011, Encana joined the Kitimat LNG project with partners Apache Canada Ltd. and EOG Resources Canada Inc., the latter of which also recently announced that it has agreed to sell its 30 percent interest in the project.

The sale of Encana’s interest in the proposed Kitimat LNG export facility is consistent with the company choosing to focus on its core business. In addition, this transaction reduces Encana’s future capital commitments. The proceeds from this transaction will help to strengthen the balance sheet and provide further financial flexibility to fund capital programs and develop key and emerging resource plays.

Further details with respect to the terms of the sale are not being disclosed by the parties. RBC Capital Markets provided financial advice to Encana, EOG and Apache in regards to the Horn River acreage aspect of this transaction.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana Corporation (“Encana” or the “Company”) shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: completion of the sale of the assets subject of the news release, including the expected proceeds from the same; expectation for the development of the Kitimat LNG export project to allow Encana to participate in its benefits, including being able to provide feedstock to companies with commitments to the said facility; expectation for LNG facilities in Canada’s west coast and U.S. Gulf Coast to enhance the value of Encana’s assets in addition to any pricing benefits and reduced differentials created through increased natural gas exports; and expectation for the sale proceeds of the assets to strengthen the balance sheet and provide Encana further financial flexibility to fund capital program and develop its resource plays. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future

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periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the Company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the Company’s current guidance; fluctuations in currency and interest rates; risk that the Company may not conclude divestitures of certain assets or other transactions (including third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the Company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the Company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this news release are expressly qualified by this cautionary statement.Further information on Encana Corporation is available on the company’s website, www.encana.com.

FOR FURTHER INFORMATION:

Investor contact:	Media contact:

Ryder McRitchie	Jay Averill Media Relations (403) 861-2392
Vice-President, Investor Relations & Communications
(403) 645-2007

Lorna Klose
Manager, Investor Relations
(403) 645-6977

Source: Encana Corporation

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